

December 13, 2013

Via E-mail
H. Davis Thames
Chief Financial Officer
Sabine Pass Liquefaction, LLC
700 Milam Street, Suite 800
Houston, Texas 77002

> **Re: Sabine Pass Liquefaction, LLC**
> **Registration Statement on Form S-4**
> **Filed November 15, 2013**
> **File No. 333-192373**

Dear Mr. Thames:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your supplemental letter dated November 15, 2013 stating that you are registering the Exchange Offer in reliance upon our position enunciated in the Exxon Capital Holdings Corp., Morgan Stanley, and Sherman & Sterling no-action letters. Please also include a representation that you will make each person participating in the Exchange Offer aware that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter.

Prospectus Cover Page

2. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration

date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Special Note Regarding Forward-Looking Statements, page ii

3. Many of the statements in your submission relate to present facts or conditions, rather than to historical facts or future events. Accordingly, the second sentence of this section beginning, "[a]ll statements, other than statements of historical facts . . . ," appears overly broad. Please narrow your statement accordingly, or remove it.

Prospectus Summary, page 1

4. We note references throughout your prospectus to third-party sources for statistical, qualitative and comparative statements contained in your prospectus. For example, you refer to the U.S. Energy Information Administration, Potential Gas Committee, Advanced Resources International, International Energy Agency, and Wood Mackenzie on pages 2 and 54 as the basis for data contained in the prospectus. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors and whether you commissioned any of the referenced sources.

Strengths, page 1

5. Please balance the disclosure in this section by including additional disclosure regarding the risks to you and your business, including the risks associated with your historical lack of profit, servicing your long-term debt obligations, completing construction on Trains 1-4 and obtaining financing for Trains 5-6, and your lack of experience constructing liquefaction facilities.

Liquefaction Project Fully Contracted with Investment Grade Counterparties, page 1

6. Please disclose in this section the estimated date by which you expect to complete Train 4, with a view to disclosing to investors when you expect that the SPAs will provide aggregate contracted fixed fees of approximately $2.3 billion annually.

Terms of the New Notes, page 10

7. Where you discuss the "Ranking" of each of the Notes, please revise to quantify the amount of debt that is mentioned in each bullet point.

Risk Factors, page 16

8. Please delete your statement that "[a]additional risks and uncertainties not currently known to [you], or that [you] currently deem to be immaterial, may also impair or adversely affect your business." Please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks that you do not currently deem material or of which you are currently unaware. In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material, you should not reference them.

Risks Relating to Our Financial Matters, page 16

Our existing level of cash resources, negative operating cash flow . . . ., page 16

9. To provide additional context for this risk factor, please include in this risk factor an estimate regarding the amount of "substantial additional debt" that you plan to incur in constructing Trains 5 and 6, and the timeframe in which you expect to incur such debt. Please elaborate upon your plans in this regard in Management's Discussion and Analysis.

Risks Relating to the Completion of Our Proposed Liquefaction Facilities . . . ., page 18

Cost overruns and delays in the completion of one or more Trains . . . ., page 19

10. We note your statement that "actual construction costs of the Trains may be significantly higher than [your] current estimates" and that this could require you to obtain additional sources of finance. However, we also note your statement on page 3 that Bechtel "generally bears project cost risk." In an appropriate place in your prospectus, please provide additional detail regarding the circumstances in which increased project costs will be borne by you, and the circumstances in which increased project costs will be the responsibility of Bechtel.

Risks Relating to the Exchange Offer and the Notes, page 28

Many of the covenants contained in the indentures will no longer be applicable . . . ., page 32

11. Here, or in an appropriate place in your prospectus, please disclose the current rating that has been assigned to your Exchange Notes, so that investors can put this risk into context.

Management's Discussion and Analysis of Financial Condition, page 39

Overview of our Business, page 39

Customers, page 40

12. We note your statement here, and elsewhere in your prospectus, that you "have entered into six fix priced, 20-year SPAs with third parties that in the aggregate equate to 19.75 mtpa of LNG, which represents approximately 88% of the anticipated nominal production capacity of Train 1 through Train 5." Please clarify whether you have received the necessary regulatory approval(s) for the anticipated nominal production capacity of Train 1 through Train 5 to which you refer. In this regard, we note your disclosure on page 58 that you applied in October 2013 to amend the FERC approval for Trains 1 through Train 4 to increase the total LNG production capacity, and that you filed an application with the FERC in September 2013 to add Train 5 and Train 6 to the Liquefaction Project.

Contractual Obligations, page 46

13. Please tell us your consideration of disclosing an estimate of annual interest associated with the additional $3.0 billion of long term debt issued in 2013 in footnote (3).

Results of Operations, page 47

14. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your income or result in your liquidity decreasing or increasing in any material way. In this regard, we note your statement on page 47 that your net loss increased $76.8 million in the nine months ended September 30, 2013 as compared to the nine months ended September 30, 2012, partially due to increased terminal use agreement maintenance expense and partially due to increased fees under a management services agreement with a wholly-owned subsidiary of Cheniere, which is based upon monthly capital expenditures incurred. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Asset Retirement Obligations, page 51

15. Please tell us your consideration of including this critical accounting policy in your Summary of Significant Accounting Policies within your audited financial statements.

Business, page 53

Transportation, page 57

16. We note your disclosure that you have secured firm pipeline transportation capacity with Cheniere Creole Trail Pipeline, L.P. Please also disclose whether you have entered into any agreements for the supply of natural gas, and any plans you may have in this regard. Please refer to Item 101(c)(1)(iii) of Regulation S-K.

Competition, page 58

17. We note your disclosure that "[i]f and when we need to replace any existing SPA or enter into new SPAs with respect to Train 6, we will compete on the basis of price per contracted volume of LNG with other LNG liquefaction projects throughout the world." Please include in this section, as you do on pages 21-22, that Cheniere is currently developing an LNG terminal near Corpus Christi, Texas, and that Cheniere "may enter into commercial arrangements with respect to this LNG terminal that might otherwise have been entered into with respect to Train 6."

Acceptance of Old Notes for Exchange; Issuance of New Notes, page 76

18. Please revise to state that the issuer will issue the New Notes promptly after expiration rather than after acceptance. Please see Exchange Act Rule 14e-1(c).

Conditions to the Exchange Offer, page 78

19. We note that you may determine in your sole discretion whether certain offer conditions have occurred or are satisfied. Please revise to include an objective standard for the determination of whether a condition has been satisfied

Audited Financial Statements of Sabine Pass Liquefaction, LLC

Statements of Member's Equity (Deficit), page F-6

20. Please disclose the nature of the non-cash contributions from Cheniere Partners and the basis used for assigning amounts as required by ASC 915-215-45.

Note 4 – Restricted Cash and Cash Equivalents, page F-11

21. Please revise to include disclosure regarding your presentation of changes in restricted cash and cash equivalents in your Statements of Cash Flows similar to the disclosure regarding restricted cash and cash equivalents on page 48. In addition, please expand the description of the various uses of restricted cash line items on the face of your cash flow statements to clarify your presentation.

Note 11 – Commitments and Contingencies, page F-16

Terminal Use Agreements, page F-18

22. We note your disclosure on page 68 regarding the requirement under your TUA to pay for a portion of the cost of maintenance. Please add disclosure here explaining how your portion of the expense is determined under the agreement and clarifying what affiliate expense represents.

Note 12 – Related Party Transactions, page F-19

23. We note your disclosure on page 40 regarding the funding of development costs associated with Train 5 and Train 6 and your disclosure on page 47 explaining the decrease in development expense for the nine months ended September 30, 2013 versus the nine months ended September 30, 2012. Please tell us your consideration of adding footnote disclosure quantifying the development expense funded by Sabine Pass Liquefaction Expansion, LLC and the future impact to you of the funding by affiliates of Trains 5 and 6. In addition, please expand your disclosure to clarify, if true, that the development expense – affiliate reflected on your statement of operations represents reimbursement or payment to affiliates for development expenses associated with Trains 1 through 4. Further, please tell us about the arrangements you have for funding the development costs associated with Train 5 and Train 6 with Sabine Pass Liquefaction Expansion, LLC and your consideration of SAB Topic 1:B codified in ASC 225-10-S99-3.

Unaudited Interim Financial Statements of Sabine Pass Liquefaction, LLC

Statements of Cash Flows, page F-26

24. Please explain to us why the terminal use agreement maintenance expense is reflected as a non-cash adjustment in reconciling operating activity cash flows and why the adjustment was not similarly reflected in your audited financial statements.

Note 7 – Financial Instruments, page F-33

25. Please disclose the amount of any fees paid to Cheniere Marketing for entering into financial derivatives on your behalf. Also, please tell us if (i) the financial derivatives entered into by Cheniere Marketing include future cash flows attributable to its future sale of LNG inventory as well as yours and (ii) the amounts reflected in your financial statements represent the portion allocated by Cheniere Marketing to you.

Item 22. Undertakings, page II-2

26. Please include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K. See Compliance and Disclosure Interpretations – Securities Act Rules (Question 229.01).

Exhibits

5.1 – Opinion of Andrews Kurth LLP

27. We note counsel's statement on pages 2-3 that "Furthermore, (a) we express no opinion regarding the validity or effect of any provision purporting to establish any obligation of any party as absolute or unconditional regardless of the occurrence or non-occurrence or existence or non-existence of any event or other state of facts or purporting to limit the use of the Indenture in interpreting any other indenture, loan or debt agreement or vice versa, and (b) certain of the waivers included in the Indenture relating to the guaranties by the guarantors that may become party thereto may be unenforceable in whole or in part." Please have counsel advise us as to why counsel believes that such carve-outs are necessary and appropriate. As to section (b) of the quoted language, we note that there are no guarantees being registered at this time. Please refer to Staff Legal Bulletin No. 19, available on our website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Lisa Kohl, Staff Attorney, at (202) 511-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director

cc: Scott L. Olson